Exhibit 99.2

NICE Actimize Introduces AI-Powered SURVEIL-X Suitability To Reduce
Compliance Risk for Wealth Management, Insurance Firms

Selected by leading global financial services organizations, SURVEIL-X Suitability is powered by new risk detection capabilities which address complex regulatory requirements

Hoboken, N.J., April 6, 2021 – Financial services organizations that provide investment advice, and which sell life insurance, annuities and other wealth products, are finding that regulators are escalating how closely they monitor advisor behavior. To help these firms reduce compliance risk, NICE Actimize, a NICE (Nasdaq: NICE) business, today announced the introduction of SURVEIL-X Suitability for Wealth and Insurance, a comprehensive AI-powered surveillance and suitability solution that builds on the capabilities of NICE Actimize’s industry-leading SURVEIL-X Holistic Conduct Surveillance platform.

Already adopted by a number of leading global FSOs, SURVEIL-X Suitability combines communications surveillance, sales practices and suitability, and Regulation Best Interest (Reg BI) surveillance in a single, integrated cloud-native platform.

A growing body of global regulations and recommendations is exerting pressure on financial services organizations to more closely monitor regulated employees; review their investment recommendations, transactions and accounts for suitability and undue risks; and ensure that mandated disclosures are being properly communicated. Among these regulations are FINRA Rules 2111 and 3110; the Investment Industry Regulatory Organization of Canada (IIROC) Rule 1300; the SEC’s Regulation Best Interest; the Ontario Securities Commission’s (OSC) Client Focused Reforms; the Monetary Authority of Singapore's Private Banking Sales and Advisory Practices guidance; and the Securities and Futures Commission’s and Hong Kong Monetary Authority’s suitability obligations.

“As regulatory complexities grow, it’s placed an enormous burden on compliance organizations and has increased risk exposure,” said Chris Wooten, Executive Vice President, NICE. “As a premier end-to-end, cloud-native solution designed to address these regulatory requirements, SURVEIL-X Suitability provides coverage for a broad range of supervision and surveillance challenges and ensures advisors are providing advice and selling insurance and other investment products consistent with customer suitability profiles. By automating oversight and supervision of sales practices, SURVEIL-X Suitability cuts down on resource drain and costs, while insulating firms from regulatory breaches, fines and reputational damage.”

SURVEIL-X Suitability extends the benefits of SURVEIL-X Holistic Conduct Surveillance to wealth management, mutual fund, pension and insurance firms through the expansion of these capabilities:

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New risk detection models that detect suitability and Best Interest breaches related to life insurance, annuities, account rollovers, and loans on insurance policies. SURVEIL-X Suitability builds on SURVEIL-X’s advanced anomaly detection, AI-powered analytics and a robust collection of out-of-the-box risk detection models. New insurance models build on a client’s financial resources, detect spikes in replacements, surrenders, or withdrawals tied to specific advisors and accounts, and look for other tell-tale signs of risky behavior (for example, when customers take out loans on long-term insurance policies to purchase other investment products). SURVEIL-X Suitability also incorporates Reg BI-centric models that monitor for disclosures and suitable recommendations.

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Self-development capabilities for firms to easily create, test and deploy custom analytic models, to address unique business needs and new regulatory requirements. Firms can build additional checks and balances into their surveillance programs by tailoring models to identify advisors with excessive alerts who should be under heightened supervision.

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Automation of monitoring and supervision of regulated employees, risk scoring of transactions (based on customer suitability information), and review of investment recommendations and disclosures. SURVEIL-X Suitability automatically alerts compliance analysts of risks and enables them to efficiently investigate.

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AI-powered disclosure reviews to assess and confirm that written and verbal disclosures were presented to clients. Using Natural Language Processing and advanced communication surveillance capabilities, channels such as email, text, chat, phone calls and CRM notes can be analyzed and compared to required disclosure text to highlight potential gaps in proper communication.

Momentum is also building in the U.S. on the state level as more localities create regulatory frameworks, such as New York Regulation 187, which requires New York firms selling life insurance policies to act in their clients’ best interest. Additionally, many states have adopted the National Association of Insurance Commissioners’ (NAIC) Suitability in Annuity Transactions Model Regulation 275 which also imposes a “best interest” standard when recommending annuities. This regulation model requires firms to establish reasonable procedures to detect unsuitable recommendations.

For further information on SURVEIL-X, and SURVEIL-X Suitability click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1-551-256-5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.